Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

September 2, 2003

Dear Shareholder,

On behalf of management and our Board of Directors, I would like to thank shareholders of Magna International Inc. for their overwhelming support for the spin-off of MI Developments Inc. ("MID") as a separate public company. As you are likely aware by now, the spin-off of MID was approved by over 97% of the votes cast by the holders of Magna Class A Subordinate Voting Shares and Magna Class B Shares, with each class voting separately.

If you were a Magna shareholder of record as at the close of business on August 29, 2003, you will receive one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares, with cash paid in lieu of fractional MID shares.

The MID Class A Subordinate Voting Shares and MID Class B Shares trade on the Toronto Stock Exchange under the trading symbols "MIM.A" and "MIM.B", respectively. In addition, the MID Class A Subordinate Voting Shares trade on the New York Stock Exchange under the trading symbol "MIM".

If you are a registered shareholder, you will find enclosed with this letter a final prospectus of MID dated August 18, 2003, a notice regarding certain tax matters, the second quarter report of MID, a share certificate representing the MID shares you are entitled to receive and, if applicable, a cheque representing cash in lieu of fractional shares of MID. If you are a non-registered shareholder, you will find enclosed with this letter the final prospectus of MID, the notice regarding certain tax matters and the second quarter report of MID; however, rather than actual share certificates, you will receive confirmation directly from your broker regarding the shares of MID and cash in lieu of fractional MID shares credited to you in your account with such broker.

If you have any questions regarding the spin-off of MID, please call 1-877-643-8683.

Yours truly,

Belinda Stronach
President and Chief Executive Officer